

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Aaron I. Davis
Chief Executive Officer
BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130

> **Re:  BCTG Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 17, 2021**
> **File No. 333-255354**

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-4

Parties to the Business Combination
Tango, page 16

1.    We note your response to prior comment 5 and your statement that in vitro and in vivo preclinical data for USP1 "demonstrated potent anti-tumor activity and suggests this molecule will have the potential to be effective as a single agent in PARP-naive and PARP-resistant cancers with a BRCA1 mutation." Please revise this disclosure and similar statements that imply that your product candidates are effective or are likely to be approved. You may present objective data resulting from your preclinical testing without concluding efficacy.

Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 114

2.     We note your revisions in response to comment 12 and re-issue in part. Please identify the members of BCTG management who met with the independent subcommittee on February 18 and February 22.

Information About Tango, page 194

3.     We note your revisions to the pipeline table in response to our prior comment 19 and re-issue in part. Please separate the Phase I and Phase II columns in the pipeline tables on pages 17 and 196 or tell us the basis for your belief that you will be able to conduct Phase I/II trials for all your product candidates. In addition, please explain what is involved in "lead-optimization" and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.

Comparison of Corporate Governance and Stockholder Rights
Choice of Forum, page 277

4.     We note your revisions in response to prior comment 9. Please also revise the "Exclusive forum for certain lawsuits" section on page 270 to refer to BCTG's current charter and the "Choice of Forum" section on page 277 to describe the forum selection provision in the Proposed Bylaws.

    You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christine Westbrook at 202-551-5019 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Life Sciences

cc:     Giovanni Caruso - Loeb & Loeb LLP